

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2015

Robert Tinker
Chief Executive Officer
MobileIron, Inc.
415 East Middlefield Road
Mountain view, CA 94043

> **Re: MobileIron, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **Forms 8-K**
> **Filed February 12, 2015, April 30, 2015 and July 30, 2015**
> **File No. 001-36471**

Dear Mr. Tinker:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   You disclose that 45% of your 2014 revenue was attributable to international customers, primarily EMEA, and that you have a sales and support presence in the Middle East. We are aware of 2014 company press releases announcing reseller partnerships with Samsung and MTN Business. Samsung's website shows business in Syria and Sudan, and your November 4, 2014 press release regarding your agreement with MTN states that MTN Group has operations in Syria and Sudan. Syria, located in the Middle East and Sudan, located in Africa, are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. You should describe any products, components, technology or services you have provided to those countries, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Consolidated Financial Statements

Note 1. Description of Business and Significant Accounting Policies

Significant Accounting Policies

Revenue Recognition, page 71

3.   We note your disclosure regarding multiple element arrangements that include only software and software related elements. Please tell us in greater detail your methodology for establishing VSOE for professional services and post contract support. For those elements where VSOE is based on stated renewal rates please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us the percentage of customers that actually renew at such rates. Alternatively, when VSOE is based on stand-alone sales, please provide the volume and range of stand-alone sales used to establish VSOE.

Internal Use Software, page 74

4.   You state that all software development costs incurred in connection with your cloud offering, or SaaS are also sold or marketed to partners or end customers, therefore you start capitalizing costs when technological feasibility is achieved. Please explain further how you considered the guidance in ASC 350-40 with regards to software development costs related to your cloud or SaaS offering. Tell us whether you incur costs specific to developing software for your cloud or SaaS offerings and if, not explain further why.

Robert Tinker
MobileIron, Inc.
July 31, 2015
Page 3

Note 12. Commitments and Contingencies

Litigation, page 91

5.   We note your discussion of pending litigations both here and in your March 31, 2015 Form 10-Q. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please disclose an estimate of possible losses or a range of possible losses, state that such an estimate cannot be made, or disclose that the estimate is immaterial in lieu of providing quantified disclosure. Refer to ASC 450-20-50.

Forms 8-K filed February 12, 2015, April 30, 2015 and July 30, 2015

6.   We note your disclosure of several forward looking non-GAAP measures and that reconciliation to the corresponding GAAP measures are not available. Please tell us what consideration was given to providing disclosure identifying the information that is unavailable without reasonable effort which prevents you from disclosing a quantitative reconciliation, as well as its probable significance. Also, please tell us the information considered when concluding that any quantitative reconciling disclosure is not available without reasonable effort. Refer to Regulation G and SEC Release No. 34-47226.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief